COTELLIGENT, INC.

655 Montgomery Street, Suite 1000

San Francisco, California 94111

(415) 477-9900

October 26, 2005

Via Edgar

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Cotelligent, Inc.- Request to Withdraw Post-Effective Amendment No. 1 on Form S-3 to Form S-4 (File No. 333-111550)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Cotelligent, Inc. (the “Company”) hereby requests immediate withdrawal of its Post-Effective Amendment No. 1 on Form S-3 to Form S-4 (File No. 333-111550) (the “Post-Effective Amendment”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2004. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Post-Effective Amendment.

It is our understanding that this application for withdrawal of the Post-Effective Amendment will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Post-Effective Amendment was filed to register the resale of 5,339,803 shares of the Company’s common stock issuable upon exercise of warrants issued by the Company pursuant to a merger with On-Site Media, Inc. Pursuant to comments received from the Commission, the Company now intends to register the resale of such shares of the Company’s common stock held by affiliates on Form S-1. In addition, pursuant to Rule 429, the Company intends for the prospectus contained in the Form S-1 to constitute a post-effective amendment to the Form S-4 Registration Statement (File No. 333-111550), which was previously declared effective by the Commission on February 13, 2004.

If you have any question regarding this application for withdrawal, please contact the Gregory C. Hill of Locke Liddell & Sapp LLP at (713) 226-1187.

Very truly yours,

COTELLIGENT, INC.

/s/ Curtis J. Parker

Curtis J. Parker
Executive Vice President, Chief Financial Officer, Treasurer and Secretary